

Mail Stop 3720

February 3, 2009

Aurios Inc.
Attn: Paul Attaway
1741 W. University Drive, Suite 146
Tempe, AZ 85281

> **Re: Aurios Inc.**
> **Form S-1/A**
> **Filed January 28, 2009**
> **File No. 333-150881**

Dear Mr. Attaway:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 15

Business Strategy, page 15

1.   We note that revenues from Music Matters have been $14,028 and $5,859 in the fiscal year ended December 31, 2007 and the nine months ended September 30, 2008. This is inconsistent with your disclosure in the Management's Discussion and Analysis on page 23 regarding significant customers. Please correct this disclosure.

Sales and Marketing, page 18

2.   Please discuss why you believe the funds raised in 2007 will allow you to reinvigorate your approach to marketing. We note that you used more than half of the $115,000 raised in 2007 during the first nine months of 2008 without any material expansion of your marketing efforts.

3.   It is still unclear to us why you believe you will be able to establish affiliate
        programs with popular personal profile destinations on websites, such as
        MySpace and Facebook. We also note from your disclosure on page 16 that you
        have made little effort to establish affiliate programs. Therefore, please remove
        your references to affiliate programs involving these websites or clarify the basis
        for including this disclosure.

Controls and Procedures, page 25

4.   We note you carried out an evaluation of the effectiveness of "the design and
        operation of [your] internal controls and procedures." Please revise to clarify, if
        true, that you are referring to <u>disclosure</u> controls and procedures.

                        *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353, or Terry
French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding
comments on the financial statements and related matters. Please contact John
Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any
other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel
                                        Assistant Director

cc: Christian J. Hoffman, III, Esq.
        Quarles & Brady LLP
        Via facsimile: (602) 420-5008